ASX RELEASE	20 February, 2007

Results of the General Meeting
held 20th February, 2007

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) held an Annual General Meeting today at 3.00pm WST at Level 2, QV1 Building, 250 St George’s Terrace, Perth WA 6000.

All resolutions were passed unanimously by shareholders as follows:

Resolution 1 - Ratification of Past Placement of Shares and Options

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company ratifies:
(a)
the issue of a total of 14,330,768 fully paid ordinary shares in the Company at an issue price of A$0.26 per share to Australian and European institutions and sophisticated investors on 4 January 2007; and

(b)	the issue of a total of 28,661,537 unquoted options to those institutions and investors over fully paid shares in the Company expiring 31 December 2010 at an exercise price of A$0.26 each.”

Resolution 2 - Ratification of Past Issue of Warrants to Absolute Octane Fund and Australian IT Investments Limited

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company ratifies the issue of warrants over 500,000 American Depositary Shares expiring 29 September 2011 at an exercise price of US$2.00 each to Absolute Octane Fund and Australian IT Investments Limited on 29 September 2006.”

Resolution 3 - Ratification of Past Issue of Warrants to Castlerigg

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company ratifies the issue of warrants over 1,500,000 American Depositary Shares expiring 29 December 2011 at an exercise price of US$2.00 each to Castlerigg Master Investments Ltd on 29 December 2006.”

Resolution 4 - Approval of Proposed Issue of Warrants to Castlerigg

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue of warrants over 4,000,000 American Depositary Shares expiring 5 years from the date of issue at an exercise price of US$2.00 on each to Castlerigg Master Investments Ltd.”

Resolution 5 - Approval of Proposed Issues of ADSs and Warrants to Nordic Biotech

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves:

(a)
the issue to Nordic of warrants over up to 1,000,000 American Depositary Shares expiring 5 years from the date of issue at an exercise price of US$2.00 each in connection with the closing of the SPV Investment;

(b)
the issue to Nordic of an option to subscribe for American Depositary Shares at a conversion price of US$2.00 each (or ordinary shares at an issue price of US$0.20 each) i by means of a conversion of the participation interest purchased in the SPV Investment; and

(c)	the issue to Nordic of redeemable preference shares, for a total subscription amount of US $4,000,000, convertible into American Depositary Shares.”

Resolution 6 - Approval of Possible Placements of Shares and Options

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue, within 3 months after the date of this meeting (or a longer period as may be approved by ASX), at the sole discretion of the Directors of the Company:

a)
the issue of up to an aggregate of 50,000,000 fully paid ordinary shares in the Company, at an issue price being no lower than a 10% discount to the 5 day volume weighted average market price on ASX of the Company's shares prior to their allotment; and

b)
the issue to the subscribers for such shares of up to an aggregate of 100,000,000 unquoted options over fully paid shares in the Company expiring 5 years from the date of issue at an exercise price of no lower than a 10% discount to the 5 day volume weighted average market price on ASX of the Company's shares prior to their allotment.”

Resolution 7 - Approval of Possible Placements of ADSs and Warrants

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue, within 3 months after the date of this meeting (or a longer period as may be approved by ASX), at the sole discretion of the Directors of the Company:

a)
the issue of up to an aggregate of 15,000,000 American Depositary Shares in the Company, at an issue price being no lower than a 20% discount to the 5 day volume weighted average market price on Nasdaq of the Company's American Depositary Shares prior to their allotment; and

b)
the issue to the subscribers for such American Depositary Shares of up to an aggregate of 7,500,000 unquoted warrants over American Depositary Shares in the Company expiring 5 years from the date of issue at an exercise price of no lower than a 20% discount to the 5 day volume weighted average market price on Nasdaq of the Company's American Depositary Shares prior to their allotment.”

Results of the Resolutions

Each resolution was passed unanimously by a show of hands.

The results of the proxy votes received were as follows:

Resolution	For	Against	Abstain

1	Ratification of Past Placement of Shares and Options	77,812,457	755,240	539,580

2	Ratification of Past Issue of Warrants to Absolute Octane Fund and Australian IT Investments Limited.	77,879,957	732,740	494,580

3	Ratification of Past Issue of Warrants to Castlerigg.	77,860,957	748,740	497,580

4	Approval of Proposed Issue of Warrants to Castlerigg.	77,890,457	694,240	522,580

5	Approval of Proposed Issues of ADSs and Warrants to Nordic Biotech.	42,295,328	622,740	36,189,209

6	Approval of Possible Placements of Shares and Options.	77,843,357	766,340	497,580

7	Approval of Possible Placements of ADSs and Warrants.	77,870,857	758,840	477,580

Note that the proxy votes received represent 19% of voting shares on issue

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and Technology Company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSiliconTM and pSivida’s strong relationship with QinetiQ includes access to its cutting edge research and development facilities.

This release contains forward-looking statements that involve risks and uncertainties including with respect to the closing of the placement on the terms described, our ongoing negotiations with a global pharmaceutical company and our near and medium term opportunities in the area of controlled slow release drug delivery technologies. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including failure of the company to successfully close the transaction due to the company’s shareholders not approving the transaction, the company’s failure to meet the closing conditions specified in the transaction documentation (including, the occurrence of a material adverse change to the company’s assets, liabilities, results of operations, condition (financial or otherwise), business, or prospects, the Company’s failure to maintain its current listings on the NASDAQ Stock Market and ASX, the investors’ failure to comply with any regulatory requirements, failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial; our inability to develop proposed products, including without limitation, in the controlled slow release drug delivery field; failure of our negotiations with the global pharmaceutical company to result in an agreement on favorable terms or at all; and regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.